UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, DC


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                      FOR THE PERIOD ENDED JANUARY 31, 2002




                               WORLD VENTURES INC.

                          Commission File No. 000-18343

                               102 Piper Crescent
                            Nanaimo, British Columbia
                                 Canada V9T 3G3
                               Tel: (250) 756-0291

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.


WORLD VENTURES INC.

By:  /s/  Raynerd B. Carson
   ------------------------------------
          Raynerd B. Carson, President

Date:     March 20, 2002

                               WORLD VENTURES INC.

                            SUPPLEMENTARY INFORMATION


1. For the current fiscal year-to-date: January 31, 2002

Refer to Schedule A - Financial Statements for period ended January 31, 2002

(a)      Expenditures to directors or parties related to directors (Note 13):

         Consulting Fees            $        0
         Rent                       $    3,000

2. For the quarter under review - refer to Financial Statements note 12

(a)      Securities issued:         0

(b)      Options granted:           0

3. As at the end of quarter

(a) Authorized share capital:       50,000,000 common shares without
                                    par value

(b) Issued share capital:           7,782,154 shares

(c) Summary of warrants and options outstanding:

         Warrants............       Refer to Note 12
         Options.............       Refer to Note 12

(d) Shares in escrow:               None

(e) Directors:                      Raynerd B. Carson
                                    James Wadsworth
                                    Gary Van Norman
                                    Dr. Stewart A. Jackson

                               WORLD VENTURES INC.


                             REPORT TO SHAREHOLDERS

                                 March 20, 2002


The directors of World Ventures Inc., report that the Company has continued to focus on its energy division during the first quarter.



On March 20, 2002, it was announced that an agreement has been concluded to acquire all the formulae, rights, titles and interests for MX4 concentrate - an oil and grease fortifier. MX4 when added to conventional lubricants will dramatically reduce friction, thus reducing the wear and tear on moving engine and gear parts.



Based on the sales performance of MX4, World Ventures Inc., will issue from treasury up to one million shares of common stock in four equal installments. The agreement is to be approved by shareholders at the Annual General Meeting to be held on April 17, 2002


The MX4 acquisition complements the Company's policy announced in June 2001 to seek and acquire projects in the energy and environmentally sensitive sectors of the economy.

Your directors now look forward to taking on this new challenge as well as actively researching and negotiating new projects.


                       ON BEHALF OF THE BOARD OF DIRECTORS
                               WORLD VENTURES INC.


                                            /s/  Raynerd B. Carson
                                            ----------------------------------
                                                 Raynerd B. Carson

                               WORLD VENTURES INC.

                              FIRST QUARTER REPORT

                          INTERIM FINANCIAL STATEMENTS
                       THREE MONTHS ENDED JANUARY 31, 2002


                                    CONTENTS                              PAGE
                                    --------                              ----
BALANCE SHEET                                                               1

STATEMENT OF LOSS AND DEFICIT                                               2

STATEMENT OF CHANGES IN FINANCIAL POSITION                                  3

SCHEDULE OF CHANGES IN RESOURCE PROPERTIES                                  4

NOTES TO FINANCIAL STATEMENTS:                                              5

     -  Note 1. Operations                                                  5

     -  Note 2. Going Concern                                               5

     -  Note 3. Basis of Presentation                                       5

     -  Note 4. Charge of Assets                                            5

     -  Note 5. Significant Accounting Policies                             5

     -  Note 6. Realization of Assets                                       6

     -  Note 7.  Fixed Assets and Deferred Costs                            7

     -  Note 8.  Description of Properties                                  7

     -  Note 9.  Loan Payable to Premanco Industries                        8

     - Note 10. Obligation Under Capital Lease                              9

     - Note 11. Long-Term Debt                                              9

     - Note 12.  Capital Stock                                              9

     - Note 13.  Related Party Transactions                                 10

     - Note 14.  Due to Shareholders                                        10

                       PREPARED BY MANAGEMENT - UNAUDITED

            World Ventures Inc. - Quarterly Report - January 31, 2002

WORLD VENTURES INC.
BALANCE SHEET
For three month period ending January 31, 2002

--------------------------------------------------------------------------------
                                                  3 month period    As of year
                                                  ended 1/31/02   ended 10/30/01
--------------------------------------------------------------------------------

ASSETS

Cash                                                   2,365           1,853

Accounts Receivable                                    4,752           3,439

Due from Related Party (note 13)                      25,778          24,591
                                                  ----------      ----------
                                                      32,895          29,883

Fixed (note 7)                                       484,786         485,466

Resource Properties (note 8)                         393,281         436,652
                                                  ----------      ----------
TOTAL ASSETS                                         910,962         952,001
                                                  ==========      ==========
LIABILITIES

Accounts Payable                                     251,561         281,938

Due to Shareholders (note 14)                         75,942               0

Loan Payable to Premanco (note 9)                    599,732         480,562

Current portion - capital lease (note 10)              2,014           1,557
                                                  ----------      ----------
                                                     929,249         764,057

Obligation - Capital Lease (note 10)                      36           2,084

Long-term Debt (note 11)                              50,000          50,000
                                                  ----------      ----------
TOTAL LIABILITIES                                    979,285         816,141
                                                  ==========      ==========

Shareholders' Equity

Authorized: 50,000,000 common shares
Issued:      7,782,154 at 01/31/02

Capital Stock (note 12)                            6,614,873       6,539,874

Deficit                                           (6,683,196)     (6,404,014)
                                                  ----------      ----------
                                                     (68,323)        135,860
                                                  ----------      ----------
TOTAL LIABILITIES  AND EQUITY                        910,962         952,001
                                                  ==========      ==========

Approved by directors:

      /s/  Raynerd B. Carson
      ----------------------------
           Raynerd B. Carson
           Director

      /s/  Gary Van Norman
      ----------------------------
           Gary Van Norman
           Director

WORLD VENTURES INC.
STATEMENT OF LOSS AND DEFICIT
For three month period ending January 31, 2002

--------------------------------------------------------------------------------
                                          3 month period      3 month period
                                           ended 1/31/02       ended 1/31/01
--------------------------------------------------------------------------------

REVENUE

Revenue                                               0                  0

Interest Revenue                                      0                  5
                                             ----------         ----------
                                                      0                  5
                                             ----------         ----------

EXPENSES

Office Administration                             1,500              3,000

Consulting Fees                                       0                  0

Professional Fees                                     0              2,277

Regulatory & Transfer Agent Fees                    942              1,353

Rent                                              3,000              3,000

Travel & Promotion                                  262              1,701

Office & Sundry                                     141                 68

Telephone & Fax                                     450                736

Printing , Postage & Courier                          0                458

Computer & Internet                                  16              1,195

Interest & Bank Charges                             192              1,378

Vehicle & Fuel                                       43                 57

Costa Rica Project                                    0                389

Salmo Operations                                    950                752
                                             ----------         ----------
                                                 (7,496)           (16,364)

Invested Properties                                   0                389
                                             ----------         ----------
Net (Loss) for the period                        (7,496)           (15,970)

Deficit - Beginning of Period                (6,675,700)        (6,388,044)
                                             ----------         ----------
Deficit - End of Period                      (6,683,196)        (6,404,014)
                                             ----------         ----------
Gain (Loss) per share for the period               0.00               0.00
                                             ==========         ==========

WORLD VENTURES INC.
STATEMENT OF CHANGES OF FINANCIAL POSITION
For three month period ending January 31, 2002

--------------------------------------------------------------------------------
                                                3 month period   3 month period
                                                 ended 1/31/02    ended 1/31/01
--------------------------------------------------------------------------------
OPERATING ACTIVITIES

Net (Loss) for the period                            (7,496)         (15,970)

Change in non-cash working capital                    2,827           96,615
                                                    -------          -------
                                                     (4,669)          80,645
                                                    -------          -------

INVESTING ACTIVITIES

Expenditures relative to properties                       0             (389)

Payments on fixed assets & deferred costs                 0                0

Sale of fixed assets                                      0                0
                                                    -------          -------
                                                          0             (389)
                                                    -------          -------

FINANCING ACTIVITIES

Advance from Shareholder                                942                0

Private Placement                                         0           75,000

Capital Stock Issued                                      0                0

Exercise of Warrants                                      0                0
                                                    -------          -------
                                                        942           75,000
                                                    -------          -------
Increase (decrease) in cash - during period          (5,611)           5,256

Cash position - beginning of period                   7,976            7,109
                                                    -------          -------
Cash position - end of period                         2,365            1,853
                                                    =======          =======

WORLD VENTURES INC.
RESOURCE PROPERTIES
October 31, 2000 to January 31, 2002



8. RESOURCE PROPERTIES

--------------------------------------------------------------------------------

                               Gladiator   Guanacaste     Pan-Oro       Totals
--------------------------------------------------------------------------------
Balance, October 31, 2000      $   5,026    $ 392,167    $  39,070    $ 436,263
                               ---------    ---------    ---------    ---------
Legal & Management                     0          988            0          988

Travel                                 0          125            0          125

Write-down of                     (5,026)           0      (39,069)     (44,095)
resource properties
                               ---------    ---------    ---------    ---------
                                  (5,026)       1,113      (39,069)     (42,982)
                               ---------    ---------    ---------    ---------
Balance, October 31, 2001              0    $ 393,280    $       1    $ 393,281
                               =========    =========    =========    =========

                               ---------    ---------    ---------    ---------
Legal & Management                     0            0            0            0

Travel                                 0            0            0            0

Property Tax                           0            0            0            0
                               ---------    ---------    ---------    ---------
                                       0            0            0            0
                               ---------    ---------    ---------    ---------
Balance, January 31, 2002      $       0    $ 393,280    $       1    $ 393,281
                               ---------    ---------    ---------    ---------

                          NOTES TO FINANCIAL STATEMENTS

1.       OPERATIONS

         The Company was incorporated under the laws of British Columbia and its principal business activities include the development of resort and exploration of natural resource properties.

2.       GOING CONCERN

         These financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business.

         For the period ending January 31, 2002, the Company incurred a loss of $7,496. During 2001, the Company incurred a net loss of $287,656 (2000
         - $186,709: 1999 - $1,127,375) (accumulated losses from inception of the Company total $6,675,700 and at October 31, 2001 had a working capital deficiency (an excess of current liabilities over current assets) of $805,596. The Company's ability to continue as a going concern is in substantial doubt and is dependent upon its ability to secure additional financing on a timely basis, receive co-operation from its creditors and achieve sufficient cash flows to cover obligations and expenses. The outcome of these matters cannot be predicted at this time. These financial statements do not give effect to any adjustments to the amounts and classification of assets and liabilities which might be necessary should the Company be unable to continue its operations as a going concern. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and the continuing support of creditors.

3.       BASIS OF PRESENTATION

         These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and all figures are in Canadian dollars.

4.       CHARGE OF ASSETS

         A charge has been placed over all assets of the Company as security for unpaid corporation capital tax amounting to approximately $64,000, including interest at October 31, 2001.

5.       SIGNIFICANT ACCOUNTING POLICIES

         (a)  Use of estimate

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates and would impact future results of operations and cash flows.

         (b)      Fixed assets

                  H.B. Mill and land are recorded at original cost less writedowns to a net amount of $480,563 (2000 - $480,563) based on management's best estimate of the net recoverable amount, which reflects the value of the first charge against the property (notes 7 and 9). Direct net expenditures incurred on the H.B. Mill are deferred in the accounts. No depreciation has been charged on the H.B. Mill as the asset is not in production.

                  Other fixed assets are recorded at cost.

                  Depreciation of machinery and automobiles is calculate at 20% per annum using the declining-balance method.

         (c)      Investments in and expenditures on resource properties.

                  Acquisition costs of resource properties together with direct exploration and development expenditures thereon, including interest, are deferred in the accounts. When production is attained these costs will be amortized. When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated net realizable value. Costs relating to properties abandoned are written-off when the decision to abandon is made.

         (d)      Financial instruments

                  The Company's financial instruments include cash, accounts receivable, due from related company, accounts payable, loan payable to Premanco Industries Ltd., obligation under capital lease, and long-term debt. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these instruments. The fair value of these financial statements approximate their carrying values.

         (e)      Net loss per share

                  Net loss per share computations are based on the weighted average number of common shares outstanding during the year.

6.       REALIZATION OF ASSETS

         The investment in and expenditures on the H.B. Mill and land and resource properties comprise substantially all of the Company's assets. Recovery of the carrying value of the investment in these assets is dependent upon the existence of economically recoverable reserves, establishing legal ownership of the resource properties, the ability of the Company to obtain necessary financing to complete the exploration and development, the attainment of future profitable production or the disposition of these assets for proceeds in excess of their carrying values.
                                                                          Page 6

7.       FIXED ASSETS AND DEFERRED COST

     H B Mill         - 15 year straight- line basis, commencing on the start of production
     Office Equipment - 20% declining balance basis
     Motor Vehicles   - 20% declining balance basis
     ---------------------------------------------------------------------------
                                                             2001        2000
     ---------------------------------------------------------------------------
                                             Accumulated
                                   Cost     Depreciation      Net         Net
     ---------------------------------------------------------------------------
      H.B. Mill and land         $480,563            0     $480,563     $480,563
      Machinery                     5,670        2,949        2,722        3,403
      Automobiles                  17,219       16,019        1,200        1,500
      Equipment                       334           33          301         --
                                 --------     --------     --------     --------
                                 $503,787     $ 19,001     $484,786     $485,466
                                 ========     ========     ========     ========

         Included in machinery is a leased asset with a net book value of $2,722 (2000 - $3,403). In 1999, fixed assets were written down as follows:
         H.B. Mill and land by $872,371 and $8,908 of office equipment to reflect management's best estimate of the asset value.

         In 1998, H.B. Mill and land was written down by $350,055.

8.       DESCRIPTION OF PROPERTIES

(a)      Guanacaste, Costa Rica

         Pursuant to an option agreement dated October 23, 1995 and amended February 27, 1996 between the Company and Minera Oceanica S.A., the Company acquired an option for the mineral and surface rights in Concession 6622 situated in the Juntas de Abangares, District of Guanacaste, Costa Rica, subject to a 10% royalty in favour of Minera Oceanica S.A. on operating profits derived from the property, or US$100,000 per year, whichever is greater. This royalty has been waived indefinitely until the commencement of production. Finders fees of $22,500 have been included in the cost of resource properties.

(b)      Pan-Oro, Panama

         During 1995, the Company entered into a Letter of Agreement with Grande Portage Resources Ltd. to enter into a joint venture agreement to develop mineral concessions in Panama. The agreement has not yet been concluded and regulatory approval remains outstanding. During 2001, the Company decided to write-down its investment in this property to a nominal carrying value. The Company still retains the right to resume exploration in this property. The Company has a 90% ownership interest in Pan-Oro S.A., a inactive Panamanian corporation.

(c)      Gladiator, Arizona

         The Company entered into an option agreement with Curitiba S.A., a Costa Rican corporation, to acquire 100% of the issued and outstanding shares of Nor-Quest Arizona Inc., an Arizona corporation. Nor-Quest Arizona Inc. has title to one hundred and seventy acres within the Prescott National Forest in the State of Arizona.

         The option is exercisable until January 14, 2002, for consideration of four million common shares. As part of the agreement, the Company has agreed to pay any property tax balance outstanding at the time the option is exercised, not to exceed $4,000 US dollars. During 2001, the Company decided to abandon its interest and wrote-off its investment in this property.

(d)      Prince Albert, Saskatchewan

         The Company has entered into an option agreement to acquire a 100% interest, subject to a 5% net profit royalty, in certain mineral claims in the Prince Albert Mining District, Saskatchewan. To maintain its interest in the agreement, the Company is required to pay $2,000 annually for ten years to July 2003. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

(e)      Asbestos Claims, Quebec

         The Company entered into an option agreement dated October 8, 1997 with Vant Resources Inc. for the Asbestos "A" claims in Maizerets, Quebec and the Exploration Claims in Soissons, Quebec. In order to exercise the option, the Company must pay the optionor an aggregate of $1,070,000.

         The Company has not made a $50,000 payment due September 15, 1998, nor a $1,000,000 payment due September 15, 1999. During 1999, the Company decided to abandon its interest and wrote off its investment in this property.

(f) On December 1, 2001, the Company forfeited the H.B. Mill property to the Crown of British Columbia for non-payment of property taxes. Although the Company no longer owns the property, the Company may regain ownership by paying all delinquent taxes, penalties, interest, fees and costs incurred by the Province in administering the property. The Company has until November 20, 2002, to redeem the ownership of the property.

9.       LOAN PAYABLE TO PREMANCO INDUSTRIES LTD. AND LOSS ON LAWSUIT

         Premanco Industries Ltd. ("Premanco"), an unrelated party, brought an action against the Company and others in the Supreme Court of British Columbia claiming that the Company and others logged or caused to be logged, without the permission of Premanco, approximately 20,000 cubic meters or more of timber from certain properties. The claim has been defended by the Company and they have stated that if any logging was done, any liability for these actions must rest with the Company's solicitor who acted on the Company's behalf in connection with an application to the Nelson land title office to release Premanco's timber rights.

         The lawsuit was settled during 1998. The Company is liable for unjust enrichment of $450,000. Premanco has accepted as settlement a promissory note for $450,000, secured by a mortgage on the H.B. Mill property (note 7) and a security agreement over all equipment and chattels, with interest at prime plus 2%, due October 31, 2000. The loan is now in default as the balance has not been paid pursuant to the terms of the settlement. Interest has been accrued on the loan up to October 31, 2001.

         Premanco shall have no right to enforce any judgement obtained against the Company under this promissory note against any assets or properties of the Company other than those specified in the settlement agreement made between Premanco and the Company.



10.      OBLIGATION UNDER CAPITAL LEASE

         The following is a schedule of future minimum lease payments under capital lease

         =======================================================================

         Total minimum lease payments                                     2,295
         Less:  Amount representing interest                               (245)
                                                                         ------

         Present value of net minimum lease payments                      2,050
         Less:  Current portion                                           2,014
                                                                         ------
                                                                         $   36
                                                                         ======

11.      LONG-TERM DEBT

         This amount is unsecured, non-interest bearing and will be repaid at a rate of 10% of the net profits of the H.B. Mill if and when it goes into production.

12.      CAPITAL STOCK

(a)      Authorized:       50,000,000  Common Shares without par value

        ------------------------------------------------------------------------------------------------------
                                                                   2002                          2001
         ISSUED:
                                                       # of shares       Amount      # of shares      Amount
        ------------------------------------------------------------------------------------------------------
         At beginning of period                          7,782,154     $6,614,873      6,282,154     $6,464,873

         Private Placement                                       0              0        750,000         75,000

         For cash pursuant to exercise of option                 0              0        750,000         75,000
                                                        ----------     ----------     ----------     ----------
         Issued at  end of  period                       7,782,154     $6,614,873      7,782,154     $6,614,873
                                                        ==========     ==========     ==========     ==========

         (1) During 2001, the Company issued 750,000 units at a price of $0.10 per unit. Each unit consists of one share and one non-transferable share purchase warrant exercisable for a period of two years, granting the holder the right to acquire one additional share at a price of $0.10 per share in the first year and at a price of $0.15 per share in the second year. These warrants were exercised during 2001 as settlement of debt.

(b) Stock options outstanding to directors and employees January 31, 2002 were as follows:

         -----------------------------------------------------------------------
                                                            Number of Shares
         -----------------------------------------------------------------------
                Expiry Date            Exercise Price       2002        2001
                                       --------------      -------     -------
                May 8, 2005               $ 0.25           550,000     550,000
                                       ==============      =======     =======

                                                                          Page 9



(c) Share purchase warrants outstanding as at January 31, 2002 were as follows:

         =======================================================================
                                                            Number of Shares
                  Expiry Date          Exercise Price       2002        2001
         -----------------------------------------------------------------------

                  (i)   April 5, 2002      $0.40          600,000      600,000

         =======================================================================

(d)      List of directors as of  January 31, 2002:  Raynerd B. Carson          Gary Van Norman
                                                     James Wadsworth            Dr. Stewart A. Jackson


13.      RELATED PARTY TRANSACTIONS

         (a) Services provided by directors or parties related to directors:

                  ==============================================================
                                                     2002              2001
                  --------------------------------------------------------------

                  Consulting and management       $      0          $      0
                  Rent                            $  3,000          $ 12,000
                  --------------------------------------------------------------

         (b)      Accounts receivable includes $3,165 due from a director (2001
                  - $3,165).

         (c) Accounts payable includes $55,000 (2001-$52,000) due to an individual related to the President of the Company and $4,900
                  (2000-$4,900) to a Company owned by a director.

         (d) The amount receivable ($25,778) from a related Company is non-interest bearing, due on demand and is receivable from Dydar Resources Ltd., a Company controlled by the President of the Company.

14.      DUE TO SHAREHOLDERS

         The amount due to shareholders arises from:
         -----------------------------------------------------------------------

         Consulting expenses paid by a shareholder and director         $75,000
         Advance to Company by shareholder                                  942

         -----------------------------------------------------------------------
                                                                        $75,942
         -----------------------------------------------------------------------
         The amount is non-interest bearing.


15.      COMPARATIVE FIGURES

         Certain figures have been accentuated, reclassified, or integrated to conform to the current quarter's presentation of this financial statement. The information released in this report is accurate and congruent with proper accounting records.

                                                                         Page 10